Exhibit 99.1

ATA Creativity Global Reports 2022 Third Quarter Financial Results

Conference Call on Wednesday, November 30, 2022, at 8 p.m. ET with Accompanying Investor Presentation

Beijing, China, November 30, 2022 (NY)/ December 1, 2022 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and nine months ended September 30, 2022 (“Third Quarter 2022” and “Nine Months 2022”, respectively).

Third Quarter 2022 and Nine Months 2022 Highlights

•

During Third Quarter 2022, student enrollment was 1,106 compared with 1,220 in the prior-year period. Of these students, 616 were enrolled in ACG’s portfolio training programs. 36,031 credit hours were delivered during Third Quarter 2022, compared to 44,640 in the prior-year period. From Third Quarter 2022 onward, student enrollment numbers will exclude those enrolled in foreign language training services (previously categorized under “other educational services”), which operated under a former ACG subsidiary, as majority equity interests of this former subsidiary were disposed in July 2022 and the financials of this subsidiary was subsequently deconsolidated

•

Third Quarter 2022 net revenues were RMB52.1 million (US$7.3 million), compared to RMB55.3 million in the prior-year period, mainly due to decreased contributions from portfolio training services, which were primarily impacted by temporary training center closures in major cities including Shenzhen and Chengdu, as a result of local COVID-19 resurgences and subsequent lockdowns

•	Third Quarter 2022 net loss attributable to ACG narrowed to RMB12.0 million (US$1.7 million), compared to net loss attributable to ACG of RMB26.2 million in the prior-year period

•	Nine Months 2022 net revenues were RMB128.3 million (US$18.0 million), compared to RMB129.6 million in the prior-year period

•

Nine Months 2022 net loss attributable to ACG was RMB49.9 million (US$7.0 million), compared to net loss attributable to ACG of RMB31.1 million in the prior-year period, primarily as a result of a one-time RMB33.5 million investment gain related to the disposal of the K-12 education assessment business in the prior-year period, which was offset by lower general and administrative expenses of RMB10.0 million related to funding support to Tsinghua University, as well as a RMB6.0 million impairment loss of investment recorded in the prior-year period

•	RMB59.9 million (US$8.4 million) in cash and cash equivalents as of September 30, 2022

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “During Third Quarter 2022, we continued to support many of our students remotely in an ongoing pandemic environment as a result of local COVID-19 resurgences and subsequent lockdowns in some of our key cities. Our revenues for the period were impacted by a decrease in portfolio training service revenue contributions primarily due to these local lockdowns; however, we were pleased to see ongoing interest in our research-based learning programs and many of our students continuing to pursue their creative studies by applying for overseas study programs. While the pandemic environment did impact credit hours delivered for portfolio training programs during Third Quarter 2022, we were able to maintain stable revenues year over year due to a significantly larger proportion of these credit hours coming from project-based programs. In striving to improve our students’ experience at ACG, we recently introduced a new platform for students and teachers with a goal of helping them better manage their class hours and progress. We are prepared to adapt to the changing environment and will continue to support our students in their creative studies as we remain mindful of the public health situation.”

Mr. Ma added, “We recently launched several new programs featuring different themes including design, fine arts, and animation and games, such as Central Saint Martins Art & Design Program, Sheridan Animation & Games Summer Camp, and our innovative Metaverse Summer School. These programs were developed to cater to students at all different stages of their creative education journey and were delivered in a combination of both online and offline formats. We are pleased with the positive feedback we have received from students thus far. I would like to highlight our Intensive Training Class for the 2022 UWEE International Art Exhibition, which promoted the theme of ‘One World One Future.’ Participating students had the opportunity to experience immersive art creation courses and expose themselves to various artistic styles and schools. Selected artwork from participating students will be exhibited at the Louvre Museum. These are some of the exciting new program offerings that we believe differentiate ACG from other creative education institutions, and we look forward to continuing the expansion of our course offerings for our students.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “ACG’s goal in recent years has been to provide a complete high-quality creative arts education experience for our various students. We were able to achieve this during Third Quarter 2022 despite the ongoing pandemic environment in some of our key cities. For the remainder of 2022, we intend to continue leveraging and enhancing our longstanding reputation with the support of our teaching staff, institutional partners and diversified product offerings. We are working to continue expanding course offerings and have launched new programs in recent months, such as a program of Overseas Master Class in Visual Arts lectured by professors from New York University, two ACG workshops focused on topics such as Tokyo Urban Meditation Cabins and the Metaverse in the Post-pandemic Era with different themes for students to choose from. As international travel is expected to continue opening up in the future, we anticipate an increasing number of students to take advantage of our overseas study counselling services, and we look forward to assisting these students in their educational pursuits.”

Mr. Zhang continued, “Operationally, we are pleased to have garnered a great deal of valuable student feedback with regards to class design, course curricula, and sales and marketing following our initial integration of full-time teachers into more internal management activities.”

Operating Review

Enrollment Update

ACG student enrollment for Third Quarter 2022 was 1,106, of which 616 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 36,031 credit hours were delivered for portfolio training programs during Third Quarter 2022, of which 12,923 credit hours were delivered for time-based programs and 23,108 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Third Quarter 2022, compared to those for the prior-year period:

	Third Quarter Ended September 30, 2022	Third Quarter Ended September 30, 2021	% Change
	No. of Credit Hours	No. of Credit Hours
Time-based Program	12,923	21,290	(39.3%)
Project-based Program	23,108	23,350	(1.0%)

Total	36,031	44,640	(19.3%)

During Third Quarter 2022, 490 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services and research-based learning services. As mentioned above, ACG deconsolidated a former subsidiary during Third Quarter 2022, which operated the foreign language training services business, as categorized under “other educational services” in prior quarters.

Third Quarter 2022 Financial Review – GAAP Results

ACG’s total net revenues for Third Quarter 2022 were RMB52.1 million (US$7.3 million), compared to RMB55.3 million in the prior-year period, primarily due to decreased revenues from portfolio training services caused by local COVID-19 resurgences and subsequent lockdowns in certain key cities such as Shenzhen and Chengdu. Revenues from portfolio training programs were RMB41.8 million, or 80.2% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB10.3 million, or 19.8% of total net revenues, during the period.

Gross profit for Third Quarter 2022 was RMB23.5 million (US$3.3 million), compared to RMB28.4 million in the prior-year period. Gross margin was 45.1% during the period, compared to 51.4% in the prior-year period. The decrease was largely due to the decreased revenues from portfolio training services, which was primarily impacted by local COVID-19 resurgences and lockdowns in certain key cities during the quarter.

Total operating expenses for Third Quarter 2022 decreased to RMB39.8 million (US$5.6 million), from RMB50.6 million in the prior-year period, primarily as a result of decreased general and administrative expenses related to the final one-time funding support of RMB10.0 million to Tsinghua University that was paid in the prior-year period.

Loss from operations for Third Quarter 2022 narrowed to RMB16.3 million (US$2.3 million), compared to RMB22.2 million in the prior-year period.

Net loss attributable to ACG for Third Quarter 2022 was RMB12.0 million (US$1.7 million), compared to net loss attributable to ACG of RMB26.2 million in the prior-year period.

For Third Quarter 2022, basic and diluted losses per common share attributable to ACG were both RMB0.19 (US$0.03), compared to basic and diluted losses per common share of RMB0.42 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.38 (US$0.06), compared to basic and diluted losses per ADS of RMB0.84 in the prior-year period.

Nine Months 2022 Financial Review – GAAP Results

ACG’s total net revenues for Nine Months 2022 were RMB128.3 million (US$18.0 million), compared to RMB129.6 million in the prior-year period. The slight decrease was primarily caused by decreased revenue contributions from portfolio training services as a result of temporary training center closures in certain key cities due to local COVID-19 resurgences and lockdowns, which was partially offset by increased contributions from overseas study counselling services. Revenues from portfolio training programs were RMB94.9 million, or 74.0% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB33.4 million, or 26.0% of total net revenues, during the period.

Gross profit for Nine Months 2022 was RMB54.9 million (US$7.7 million), compared to RMB59.3 million in the prior-year period. Gross margin was 42.8% during the period, compared to 45.7% in the prior-year period.

Total operating expenses for Nine Months 2022 decreased to RMB116.4 million (US$16.4 million), from RMB128.5 million in the prior-year period, mainly for the reason noted in the above Third Quarter 2022 Financial Review.

Loss from operations for Nine Months 2022 improved to RMB61.5 million (US$8.6 million), from RMB69.3 million in the prior-year period.

Net loss attributable to ACG for Nine Months 2022 was RMB49.9 million (US$7.0 million), compared to net loss attributable to ACG of RMB31.1 million in the prior-year period. This was primarily due to a one-time RMB33.5 million investment gain resulting from the disposal of the Company’s K-12 education assessment business in June 2021, which was offset by decreased general and administrative expenses of RMB10.0 million related to the Tsinghua University funding support noted above, as well as a RMB6.0 million impairment loss in relation to investment recorded in the prior-year period.

For Nine Months 2022, basic and diluted losses per common share attributable to ACG were both RMB0.80 (US$0.11), compared to basic and diluted losses per common share of RMB0.53 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB1.60 (US$0.22), compared to basic and diluted losses per ADS of RMB1.06 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Third Quarter 2022, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB11.6 million (US$1.6 million), compared to adjusted net loss of RMB25.9 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2022, were RMB0.18 (US$0.03). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2022 were RMB0.36 (US$0.06).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Third Quarter 2022 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2022, ACG’s cash and cash equivalents were RMB59.9 million (US$8.4 million), working capital deficit was RMB232.4 million (US$32.7 million), and total shareholders’ equity was RMB142.5 million (US$20.0 million); compared to cash and cash equivalents of RMB71.3 million, working capital deficit of RMB192.6 million, and total shareholders’ equity of RMB190.9 million, respectively, as of December 31, 2021.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8 p.m. Eastern Time on Wednesday, November 30, 2022 (9 a.m. Beijing time on Thursday, December 1, 2022), during which management will discuss the results of the quarter ended September 30, 2022.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=EPWYwSVj.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A Q&A session will follow management’s prepared remarks. If any individuals would prefer to email questions they’d like to ask during this session, please send emails to the investor contacts listed below, and specify whether they would like to have their names read during the Q&A session.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services; the impact of the COVID-19 pandemic on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 pandemic.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2021, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2021.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended September 30, 2022, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.1135 to US$1.00, the noon buying rate as of September 30, 2022, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net loss excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted losses per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted losses per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	71,339,361	59,858,096	8,414,718
Accounts receivable	938,189	332,189	46,698
Prepaid expenses and other current assets	3,129,600	6,089,522	856,051
Total current assets	75,407,150	66,279,807	9,317,467

Long-term investments	38,000,000	38,000,000	5,341,955
Property and equipment, net	36,503,984	33,851,683	4,758,794
Intangible assets, net	93,352,778	80,427,778	11,306,358
Goodwill	194,754,963	194,754,963	27,378,219
Other non-current assets	26,739,026	25,992,152	3,653,919
Right-of-use assets	42,417,409	33,022,696	4,642,257
Total assets	507,175,310	472,329,079	66,398,969

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,174,095	45,274,553	6,364,593
Lease liabilities-current	17,351,427	15,673,961	2,203,411
Deferred revenues	202,453,092	237,726,731	33,419,095

Total current liabilities	267,978,614	298,675,245	41,987,099

Lease liabilities-non-current	23,365,840	16,158,650	2,271,547
Deferred income tax liabilities	24,931,322	14,996,335	2,108,151

Total liabilities	316,275,776	329,830,230	46,366,797

Shareholders’ equity:
Common shares	4,720,147	4,720,147	663,548
Treasury shares	(9,818,754)	(8,779,815)	(1,234,247)
Additional paid-in capital	540,583,564	540,847,718	76,031,169
Accumulated other comprehensive loss	(37,559,847)	(36,903,023)	(5,187,745)
Accumulated deficit	(310,156,018)	(360,066,088)	(50,617,289)

Total shareholders’ equity attributable to ACG	187,769,092	139,818,939	19,655,436

Non-redeemable non-controlling interests	3,130,442	2,679,910	376,736

Total shareholders’ equity	190,899,534	142,498,849	20,032,172

Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	507,175,310	472,329,079	66,398,969

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	55,297,492	52,099,904	7,324,089
Cost of revenues	26,860,241	28,597,917	4,020,232

Gross profit	28,437,251	23,501,987	3,303,857
Operating expenses:
Research and development	3,490,188	846,423	118,988
Sales and marketing	16,640,530	20,524,556	2,885,296
General and administrative	30,499,054	18,409,028	2,587,900

Total operating expenses	50,629,772	39,780,007	5,592,184

Other operating income, net	5,384	5,505	774

Loss from operations	(22,187,137)	(16,272,515)	(2,287,553)
Other income (expense):
Gain on deconsolidation of a subsidiary and others, net	—	682,996	96,014
Impairment loss from investment	(6,000,000)	—	—
Interest income, net of interest expenses	292,710	181,303	25,487
Foreign currency exchange gain (loss), net	15,654	(13,221)	(1,859)

Loss before income taxes	(27,878,773)	(15,421,437)	(2,167,911)
Income tax benefit	(1,569,847)	(3,687,619)	(518,397)

Net loss	(26,308,926)	(11,733,818)	(1,649,514)

Net income (loss) attributable to non-redeemable non-controlling interests	(107,953)	252,349	35,475
Net loss attributable to ACG	(26,200,973)	(11,986,167)	(1,684,989)
Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	36,873	332,546	46,749

Comprehensive loss attributable to ACG	(26,164,100)	(11,653,621)	(1,638,240)

Basic and diluted losses per common share attributable to ACG	(0.42)	(0.19)	(0.03)
Basic and diluted losses per ADS attributable to ACG	(0.84)	(0.38)	(0.06)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	129,647,987	128,283,578	18,033,820
Cost of revenues	70,385,064	73,386,393	10,316,496

Gross profit	59,262,923	54,897,185	7,717,324
Operating expenses:
Research and development	8,736,780	4,383,557	616,231
Sales and marketing	46,612,135	55,002,983	7,732,197
General and administrative	73,189,402	57,010,439	8,014,401

Total operating expenses	128,538,317	116,396,979	16,362,829

Other operating income, net	17,247	16,515	2,322

Loss from operations	(69,258,147)	(61,483,279)	(8,643,183)
Other income (expense):
Gain on deconsolidation of subsidiaries and others, net	33,542,154	682,996	96,014
Impairment loss from investments	(6,000,000)	—	—
Interest income, net of interest expenses	867,482	553,773	77,848
Foreign currency exchange loss, net	(141,132)	(3,328)	(468)

Loss before income taxes	(40,989,643)	(60,249,838)	(8,469,789)
Income tax benefit	(7,976,998)	(9,889,236)	(1,390,207)

Net loss	(33,012,645)	(50,360,602)	(7,079,582)

Net loss attributable to redeemable non-controlling interests	(714,121)	—	—
Net loss attributable to non-redeemable non-controlling interests	(1,198,928)	(450,532)	(63,335)
Net loss attributable to ACG	(31,099,596)	(49,910,070)	(7,016,247)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(6,018)	656,824	92,335

Comprehensive loss attributable to ACG	(31,105,614)	(49,253,246)	(6,923,912)

Basic and diluted losses per common share attributable to ACG	(0.53)	(0.80)	(0.11)
Basic and diluted losses per ADS attributable to ACG	(1.06)	(1.60)	(0.22)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(26,200,973)	(11,986,167)	(31,099,596)	(49,910,070)
Share-based compensation expenses	308,150	365,558	797,448	1,104,692
Foreign currency exchange loss (gain), net	(15,654)	13,221	141,132	3,328

Non-GAAP net loss attributable to ACG	(25,908,477)	(11,607,388)	(30,161,016)	(48,802,050)
GAAP losses per common share attributable to ACG
Basic and diluted	(0.42)	(0.19)	(0.53)	(0.80)
Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.41)	(0.18)	(0.52)	(0.78)